Exhibit (a)(1)(F)

        Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the Associated Series A Participating Preferred Stock Purchase Rights)
of
ELKCORP
at
$42.00 NET PER SHARE
by
BMCA ACQUISITION SUB INC.,
a wholly-owned subsidiary of
BMCA ACQUISITION INC.

January 18, 2007

To the Participants in the ElkCorp Employee Stock Ownership Plan:

        BMCA Acquisition Sub Inc., a Delaware corporation (including any successor thereto, the "Purchaser"), a wholly-owned subsidiary of BMCA Acquisition Inc. (the "Parent"), which is a wholly-owned subsidiary of Building Materials Corporation of America ("BMCA"), is offering to purchase all the outstanding shares of common stock, par value $1.00 per share (the "Shares"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights") at a price of $42.00 per Share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 18, 2007 (the "Offer to Purchase") and the related Letter of Transmittal (which together, as amended, supplemented or otherwise modified from time to time constitute the "Offer").

        As a participant in the ElkCorp Employee Stock Ownership Plan (the "ESOP"), you are eligible to participate in this tender offer. A copy of the Offer to Purchase, the Letter of Transmittal, Trustee Direction Form, and other related materials are enclosed.

        The purpose of the Offer is for the Purchaser to acquire control of, and ultimately all the Shares of, the Company. If the Offer is consummated, the Parent intends, as soon as practicable following the consummation of the Offer, to have the Company consummate a second step merger (the "Proposed Merger") with the Purchaser pursuant to which each then outstanding Share (other than Shares already beneficially owned by BMCA) would be converted into the right to receive an amount in cash per Share equal to the highest price per Share paid by the Purchaser pursuant to the Offer, without interest.

        To assist with this offer, the Purchaser has engaged D. F. King & Co., Inc. to serve as the Information Agent and Bear, Stearns & Co. Inc. to serve as the Dealer Manager. Representatives from the Information Agent may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call the Information Agent at (212) 269-5550 or toll-free at (888) 628-9011.

        All shares tendered and not purchased will be returned at the Purchaser's expense as soon as practicable following the expiration date.

        The Purchaser reserves the right (but will not be obligated), in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary (as defined in the Offer to Purchase) and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares, as described in Section 4 of the Offer to Purchase.

        A TENDER OF YOUR SHARES CAN BE MADE ONLY BY THE TRUSTEE AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER YOUR SHARES HELD BY THE TRUSTEE FOR YOUR ACCOUNT.

        Accordingly, please use the attached "Trustee Direction Form" to instruct the Delaware Charter Guarantee & Trust Company, the Trustee, as to whether you wish the Trustee to tender any or all of the Shares the Trustee holds for your account upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal. However, if you hold Shares outside of the ESOP and wish to tender those Shares as well, then you need to complete the Letter of Transmittal according to its instructions. In either case, the Purchaser urges you to read the Offer to Purchase and Letter of Transmittal carefully before making any decision regarding the tender offer.

The Purchaser Calls Your Attention to the Following:

  1.
  The Offer is conditioned upon a number of conditions as set forth in the Offer to Purchase and the Letter of Transmittal.

  2.
  THE OFFER EXPIRES AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 14, 2007, UNLESS THE OFFER IS EXTENDED. Shares tendered under the Offer may be withdrawn at any time on or before the Expiration Date and, unless theretofore accepted for payment as provided herein, may also be withdrawn at any time after March 19, 2007 (or such later date as may apply if the Offer is extended).

  3.
  Tendering participants will not be obligated to pay any brokerage commissions or fees, solicitation fees, or stock transfer taxes on the purchase of Shares under the tender offer, except as set forth in the Offer to Purchase and the Letter of Transmittal.

  4.
  Neither the Company, the Dealer Manager, or the Depositary makes any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. In doing so, stockholders should read carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including our reasons for making the offer. See the Introduction and Section 11 of the Offer to Purchase. Stockholders should discuss whether to tender their Shares with their financial or tax advisors.

  5.
  If you wish to have the Trustee tender any or all of your Shares, please so instruct the Trustee by completing, executing, detaching, and returning to the Trustee the attached Trustee Direction Form. If you authorize the Trustee to tender your Shares, the Delaware Charter Guarantee & Trust Company will tender all such Shares unless you specify otherwise on the attached Trustee Direction Form. In order to tender your Shares held in your ESOP account in the offer, you must return this Trustee Direction Form to the Trustee by February 9, 2007 in order for the trustee to have sufficient time to process your direction and tender your Shares.

  6.
  Consistent with federal law, Shares tendered by the Trustee on your behalf may not be accepted and purchased by the Purchaser if the tender offer price is less than the market price of the Company's stock on the New York Stock Exchange on the date Shares are accepted and purchased under this Offer. If the tender offer price is greater than or equal to the market price, then the tendered Shares will be eligible to be accepted and purchased by the Purchaser subject to the terms and conditions of the Offer. See Section 3 of the Offer to Purchase.

  7.
  If you fail to complete, sign, or timely transmit the Trustee Direction Form to the Trustee, you will be deemed to have instructed the Trustee not to offer any of your Shares for sale under this tender offer.

  8.
  The Offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

        In order to tender your Shares held in your ESOP account in the offer, you must return this Trustee Direction Form to the Trustee by February 9, 2007 in order for the Trustee to have sufficient time to process your direction and tender your Shares. The Offer will expire at 12:00 Midnight, New York City time, on February 14, 2007, unless otherwise extended.

Very truly yours,

BMCA ACQUISITION SUB INC.